Exhibit 12

Avis Budget Group, Inc.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Three Months Ended March 31,
	2016	2015
Earnings available to cover fixed charges:
Loss from continuing operations before income taxes	$(86)	$(16)
Plus: Fixed charges	147	148
Earnings available to cover fixed charges	$61	$132

Fixed charges (a):
Interest, including amortization of deferred financing costs	$119	$121
Interest portion of rental payment	28	27
Total fixed charges	$147	$148

Ratio of earnings to fixed charges (b)	—	—
__________

(a) Consists of interest expense on all indebtedness (including amortization of deferred financing costs) and the portion of operating lease rental expense that is representative of the interest factor. Interest expense on all indebtedness is detailed as follows:

	Three Months Ended March 31,
	2016	2015
Related to debt under vehicle programs	$71	$72
All other	48	49
	$119	$121

(b) Earnings were not sufficient to cover fixed charges for the three months ended March 31, 2016 and 2015 by $86 million and $16 million, respectively.